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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66587

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

PROCESSED

MAR 1 9 2008

THOMSON
FINANCIAL

NAME OF BROKER DEALER:

    Mufson Howe Hunter & Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    1717 Arch Street, Suite 3230
                                   (No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Joseph A. Romeo, CPA   (215) 569-2113
                                                                             (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Briggs, Bunting & Dougherty, LLP
                                     (Name – if individual, state last, first, middle name)

Two Penn Center Plaza, Suite 820	Philadelphia	PA	19102-1732
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
102

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

MUFSON HOWE HUNTER & PARTNERS LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

YEAR ENDED DECEMBER 31, 2007



BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Mufson Howe Hunter & Partners LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Mufson Howe Hunter & Partners LLC (a Delaware Limited Liability Corporation) as of December 31, 2007, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of MHHP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mufson Howe Hunter & Partners LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
February 26, 2008

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC	**N** **3**			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/07	99
SEC FILE NO.	8-66587	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 215,460	200			$ 215,460	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $						
7. Secured demand notes		470		640		890
market value of collateral:						
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	8,140	735	8,140	930
12. TOTAL ASSETS	$ 215,460	540	$ 8,140	740	$ 223,600	940

OMIT PENNIES

See accompanying notes

BROKER OR DEALER Mufson Howe Hunter & Partners LLC	as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ _____ 1045	$ _____ 1255 13 $	_____ 1470
14. Payable to brokers or dealers:			
A. Clearance account	1114	1315	1560
B. Other	10 _____ 1115	1305	1540
15. Payable to non-customers	1155	1355	1610
16. Securities sold not yet purchased, at market value		1360	1620
17. Accounts payable, accrued liabilities, expenses and other	38,836 1205	1385	38,836 1685
18. Notes and mortgages payable:			
A. Unsecured	1210		1690
B. Secured	1211 12	1390 14	1700
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		1400	1710
1. from outsiders 9 $ _____			
2. Includes equity subordination (15c3-1(d)) of ...... $ _____			
B. Securities borrowings, at market value from outsiders $ _____		1410	1720
C. Pursuant to secured demand note collateral agreements		1420	1730
1. from outsiders $ _____			
2. Includes equity subordination (15c3-1(d)) of ...... $ _____			
D. Exchange memberships contributed for use of company, at market value		1430	1740
E. Accounts and other borrowings not qualified for net capital purposes	1220	1440	1750
20. TOTAL LIABILITIES	$ 38,836 1230	$ 1450	$ 38,836 1760

Ownership Equity

21. Sole proprietorship	15 $	1770
22. Partnership (limited partners	11 $ _____ 1020)	184,764 1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock		1792
C. Additional paid-in capital		1793
D. Retained earnings		1794
E. Total		1795
F. Less capital stock in treasury	16 ( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 184,764	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 223,600	1810

OMIT PENNIES

See accompanying notes

BROKER OR DEALER	Mufson Howe Hunter & Partners LLC	as of	12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition..	$	184,764	3480
2.	Deduct ownership equity not allowable for Net Capital..19	(	)	3490
3.	Total ownership equity qualified for Net Capital...		184,764	3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
	B. Other (deductions) or allowable credits (List)			3525
5.	Total capital and allowable subordinated liabilities	$	184,764	3530

6. Deductions and/or charges: 17

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $	8,140	3540	
B. Secured demand note deficiency...		3590	
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600	
D. Other deductions and/or charges...		3610	(8,140) 3620

7.	Other additions and/or allowable credits (List)			3630
8.	Net capital before haircuts on securities positions..20	$	176,624	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):

A. Contractual securities commitments...$		3660
B. Subordinated securities borrowings..		3670
C. Trading and investment securities:		
1. Exempted securities 18		3735
2. Debt securities		3733
3. Options..		3730
4. Other securities..		3734
D. Undue Concentration		3650
E. Other (List)..		3736

	E. Other (List)		( )	3740
10.	Net Capital...	$	176,624	3750

OMIT PENNIES

There was no difference between the audited and unaudited calculation of net capital
pursuant to Rule 15c3-1.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Mufson Howe Hunter & Partners LLC	as of	12/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	2,589	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	171,624	3770
15	Excess net capital at 100% (line 10 less 10% of line 19) 22	$	172,740	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition	$	38,836	3790
17.	Add:			
	A. Drafts for immediate credit ....21 $ [___3800___]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited $ [___3810___]			
	C. Other unrecorded amounts (List) $ [___3820___]	$		3838
18.	Total aggregate indebtedness	$	38,836	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ① by line 10)	%	22	3750
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23.	Net capital requirement (greater of line 21 or 22)	$		3760
24.	Excess net capital (line 10 less 23)	$		3910
25.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Mufson Howe Hunter & Partners LLC

For the period (MMDDYY) from 24   01/01/07   3932 to   12/31/07   3933

Number of months included in this statement _____ 12   3931

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange $		3935
b. Commissions on listed option transactions 25		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(7,865)	3952
4. Profit (loss) from underwriting and selling groups 26		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	1,298,897	3975
8. Other revenue	35,000	3995
9. Total revenue	1,326,032	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers $		4120
11. Other employee compensation and benefits 27	319,734	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements 4070		
14. Regulatory fees and expenses	2,310	4195
15. Other expenses	468,213	4100
16. Total expenses $	790,257	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) $	535,775	4210
18. Provision for Federal income taxes (for parent only) 28		4220
19 Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of 4238		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of 4239		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items $	535,775	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items $	105,810	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Mufson Howe Hunter & Partners LLC

For the period (MMDDYY) from _____ 01/01/07 _____ to _____ 12/31/07 _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period .... $	74,940	4240
	A. Net income (loss)...	535,775	4250
	B. Additions (includes non-conforming capital of...29_____ 4262)	132,350	4260
	C. Deductions (includes non-conforming capital of...................................._____ 4272)	(558,301)	4270
2.	Balance, end of period (From item 1800).. $	184,764	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period ....30 $		4300
	A. Increases		4310
	B. Decreases...		4320
4.	Balance, end of period (From item 3520).. $		4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC	as of___12/31/07___

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... _____ [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... ____X____ [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 _____ [4335] _____ [4570]

D. (k) (3)—Exempted by order of the Commission.. [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
33 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
34 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
35 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
36 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
37 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
38 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
39 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
40 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
41 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 42 _____0_____ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

See accompanying notes

MUFSON HOWE HUNTER & PARTNERS LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 535,775
Adjustments to reconcile net income to net cash provided by (used for) operating activities	
Net decrease in value of warrants	7,865
(Increase) decrease in	
Fees receivable	9,018
Other assets	(1,080)
Increase (decrease) in	
Accounts payable and accrued expenses	(7,915)
Net cash provided by operating activities	543,663
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	132,350
Capital distributions	(550,000)
Net cash used by financing activities	(417,650)
Net increase in cash	126,013
CASH	
Beginning of year	89,447
End of year	$ 215,460
NON-CASH INVESTING AND FINANCING TRANSACTIONS	
Warrants distributed to members	$ (8,301)

See accompanying notes

MUFSON HOWE HUNTER & PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mufson Howe Hunter & Partners LLC (*"MHHP"*) is a wholly-owned subsidiary of Mufson Howe Hunter & Company LLC (*"MHHC"*). MHHP is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), successor to the National Association of Securities Dealers, Inc. (NASD).

MHHP is an independent investment bank serving middle-market companies, primarily in the Mid-Atlantic region of the United States. MHHP provides strategic and financial advice to clients on such matters as financing growth, mergers and acquisitions, recapitalizations or sale of their businesses. The firm also raises debt and equity from banks, private equity firms and other institutional sources to finance such activities. Mufson Howe Hunter & Partners, LLC, is a member of FINRA and SIPC.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject MHHP to concentrations of credit risk consist principally of cash and receivables. MHHP deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit. Receivables are substantially from clients in the Mid-Atlantic region of the United States. MHHP does not require collateral to support accounts receivable.

Fees Receivable

Fees receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management estimates that losses, if any, on outstanding balances will be immaterial, based on its assessment of the financial condition and relationships with its clients.

Investments

Other investments consist of warrants to purchase common stock. There are no quoted market prices available for these warrants and, therefore, they are stated at cost.

Revenue Recognition

Investment banking and other financial advisory fees generally consist of retainers and success fees. Retainers are recognized as revenue in accordance with the terms of the engagement and success fees are recognized as revenue predominantly when the transaction is completed or closed. Expenses associated with such transactions are recognized as incurred.

Advertising Costs

Advertising costs are generally charged to operations in the year incurred and amounted to $525 in 2007.

MUFSON HOWE HUNTER & PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

Income Taxes

MHHP is a limited liability company and a wholly-owned subsidiary of MHHC which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

(2) OTHER INVESTMENTS

At December 31, 2007, MHHP had warrants to purchase 43,691 shares of stock in one of MHHP's clients. These warrants are not traded on any exchange and there are no quoted market prices available. As of December 31, 2007, these warrants have been written down to $8,103, their estimated realizable value, which was determined by the Black Sholes option pricing model, and distributed to MHHP. The amount of the write-down of $7,865 has been charged to operations in 2007.

(3) COMMITMENTS

At present, MHHC is a holding company and all business is conducted through MHHP. Consequently, MHHP and MHHC have agreed that MHHP is responsible for substantially all of the operating expenses incurred by either entity. MHHC entered into a non-cancelable operating lease for the offices of MHHC and MHHP. This lease expires in July 2012 and requires MHHC to pay monthly its proportionate share of the operating expenses of the building. The future minimum rent payments under this lease are as follows: $126,481 in 2008; $129,540 in 2009; $132,598 in 2010; $135,657 in 2011 and $80,913 in 2012. MHHC and MHHP entered into a rent allocation agreement whereby MHHP has agreed to make all required payments of the aforementioned lease. This agreement is a one-year agreement which renews automatically at the beginning of each year unless amended by mutual consent of the parties.

MHHC has also entered into five operating leases for office equipment which expire through December 2009. MHHP has agreed to assume 100% of the costs associated with these leases. Base lease and usage expenses in connection with these leases was $50,504 for the year ended December 31, 2007. The future minimum lease payments in connection with these leases are as follows: $19,919 in 2008 and $7,691 in 2009.

Furthermore, MHHC has entered into two licensing agreements for database access which expire through November 2007. MHHP has agreed to pay all costs associated with these agreements. The expense associated with these agreements was $63,492 for the year ended December 31, 2007.

(4) REGULATORY REQUIREMENTS

MHHP is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that MHHP does not hold funds or securities for customers.

Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, MHHP is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, MHHP had net capital of $176,624, which was $171,624 in excess of its required net capital of $5,000.



BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Mufson Howe Hunter & Partners LLC
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Mufson Howe Hunter & Partners LLC (*"MHHP"*), as of and for the year ended December 31, 2007, in accordance with U.S. generally accepted auditing standards, we considered its internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of MHHP's internal control. Accordingly, we do not express an opinion on the effectiveness of MHHP's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (*"SEC"*), we have made a study of the practices and procedures followed by MHHP, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because MHHP does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the MHHP in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of MHHP is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which MHHP has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that MHHP's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
February 26, 2008

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